UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On September 9, 2026, Arbe Robotics Ltd. (“Arbe” or the “Company”) held its 2026 annual general meeting. The meeting was initially scheduled for September 2, 2026, and was adjourned to September 9, 2026 because of the absence of a requisite quorum. The proxy statement for this annual general meeting, which describes the proposals voted upon at the meeting, was furnished as an exhibit to the Company’s Form 6-K which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2026 (the “proxy statement”). Reference is made to the proxy statement for detailed information as to the matters and proposals voted on and approved at the 2026 annual general meeting.

At the 2026 annual general meeting the Company’s shareholders reelected Prof. Yonina Eldar and Dr. Boaz Schwartz as Class II directors of the Company for a three-year term until the Company’s 2029 annual general meeting, and approved the following proposals:

●	The terms of office and employment of Mr. Ram Machness as the appointed Chief Executive Officer of the Company effective as of April 1, 2026.

●	Executive director’s compensation terms:

(a) The terms of office and employment of Mr. Kobi Marenko as the appointed President of the Company, effective as of April 1, 2026, and a member of the board, including a special one-time grant of equity-based award to be vested on April 1, 2027.

(b) A special one-time grant of equity-based award to Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the board, to be vested on April 1, 2027.

(c) An annual cash bonus plan for each of Mr. Ram Machness, the Company’s Chief Executive Officer, and Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the board.

●	Non-executive directors’ compensation: An equity-based award to each of Prof. Yonina Eldar, a member of the board, Yair Shamir, Chairman of the Board and E. Scott Crist, a member of the board.

●	The amended Compensation Policy for the Company’s Executive Officers and Directors.

●	The re-appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s 2027 annual general meeting of shareholders.

●	A reverse split of the ordinary shares of the Company, at a ratio to be determined by the board in its sole discretion, so that, immediately upon its effectiveness, the ordinary shares would trade at a price of approximately $3.00 per share and the corresponding amendment to the Company’s Amended and Restated Articles of Association to reflect the change in the Company’s registered (authorized) share capital and the authorization of the board to implement the reverse split and determine the exact ratio within such range at such time as the board deems appropriate, no later than the annual general meeting of shareholders of 2027.

This Form 6-K is incorporated by reference in any registration statement on Form F-3 or S-8 of the Company that incorporates by reference material filed by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: September 10, 2026	By:	/s/ Ram Machness
	Name:	Ram Machness
	Title:	CEO

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